Exhibit No. Ex-99(d)(3)(b)


                                    EXHIBIT B

                             EFFECTIVE JULY 1, 2005

PERFORMANCE BASED FEE CALCULATION PROCEDURES(1)

I.       OVERVIEW

               These procedures describe with specificity how Gartmore SA Capital Trust, the Trust's administrator ("Gartmore") and BISYS Fund Services - Ohio, Inc., the Trust's sub-administrator ("BISYS") will calculate, accrue and pay performance fees for those series of the Gartmore Mutual Funds ("GMF") and Gartmore Variable Insurance Funds ("GVIT" and, collectively with GMF, the ("Trusts") listed in footnote 1 below which have implemented a performance fee structure.

               These procedures are intended to comply with Rule 205-2(c) under the Investment Advisers Act of 1940, as amended ("Rule 205-2(c)"). Accordingly, while the base fee component and performance fee component of each Fund's advisory fees will be
               (1) estimated and accrued daily throughout each quarterly subperiod; and (2) these daily estimates will be "trued up" at the end of each month during each quarterly subperiod in order to reduce, as fully as practicable, over-or under-estimating and accruing of the base fee component and performance component of the advisory fees, the total fee (sum of the base and performance components of the fee) will be computed and paid at the end of each quarterly subperiod as follows:

               (a) The performance related component of the fee will be computed by comparing the performance of each Fund over the twelve month period to the performance of the Fund's benchmark over the same period to determine the percentage rate of the performance adjustment. That performance percentage rate will then be multiplied by the Fund's average net assets over that twelve month rolling performance period to determine the actual amount of performance bonus (or penalty) earned by the adviser and the total fee (base component plus performance component) will be paid at the end of each quarterly subperiod of the rolling period; and


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(1)  For the following Gartmore Mutual Funds: Global Natural Resources Fund,
     Gartmore Global Technology and Communications Fund, Gartmore Global Health Sciences Fund, Gartmore Nationwide Leaders Fund, Gartmore China Opportunities Fund, Gartmore Emerging Markets Fund, Gartmore International Growth Fund; Gartmore Worldwide Leaders Fund; Gartmore Global Financial Services Fund and Gartmore Global Utilities Fund; and, upon SEC effectiveness, for the following Gartmore Variable Trust Funds: Gartmore GVIT Global Technology and Communications Fund; Gartmore GVIT Global Health Sciences Fund; Gartmore GVIT Nationwide Leaders Fund; Gartmore GVIT Emerging Markets Fund; Gartmore GVIT Developing Markets Fund; Gartmore GVIT International Growth Fund; Gartmore GVIT Worldwide Leaders Fund; Gartmore GVIT Global Financial Services Fund; and Gartmore GVIT Global Utilities Fund.

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               (b)  The fulcrum fee component will be computed by taking the base advisory fee rate and multiplying it by the Fund's average net assets over most recently completed calendar quarter.

               Using this criteria, the Administrator and Sub-administrator will employ the following procedures each day in order to effectuate above-referenced performance fee structure in compliance with Rule 205-2(c).


II. COMPUTATION OF PERFORMANCE COMPONENT OF THE PERFORMANCE-BASED FEE [RULE 205-2(C)(1)]

     A. CALCULATION OF EACH FUND'S AVERAGE NET ASSETS:

        Each business day BISYS will estimate the rolling twelve month average net assets for each Fund which has implemented a performance-based fee structure using the most recent rolling twelve month period. BISYS will compute this estimate by taking the sum of the Fund's average daily net assets for the previous twelve month rolling performance period as of that date. Thus, on July 15, 2005, the "previous twelve month rolling performance period" was July 15, 2004 through July 14, 2005, inclusive. On July 16, 2005, the "previous twelve month rolling performance period" was July 16, 2004 through July 15, 2005 inclusive. This will result in computation of a new estimated twelve month rolling average net asset value for each successive business day for each Fund.

     B. CALCULATION OF THE PERFORMANCE OF EACH FUND'S BENCHMARK INDEX:

        BISYS will retrieve the benchmark return for each Fund at the beginning of each business day, as of the closing of the prior business day. Additionally, in order to do an intra-quarter "true up" estimate at the end of each month in that quarter, BISYS will also retrieve the rolling twelve month return for each Fund's benchmark at each month end.

        As a practical matter, BISYS accrues its performance component estimate daily over the current quarter and will "true up" its estimated accrual at the end of each month during that quarter. However, BISYS will only calculate and pay the actual total fee (including the twelve month rolling performance fee component and base fee component) at the end of each quarterly subperiod.
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     C. DETERMINATION OF EACH FUND'S TWELVE MONTH ROLLING PERFORMANCE PERIOD:

        Each business day, BISYS will estimate each Fund's total return (using Class A shares for GMF; Class III shares for GVIT) for the previous twelve month rolling performance period. The Board of the Trust has considered and approved Gartmore's use of such Class A/III shares' return and each Fund has disclosed in its registration statement the use of the return of Class A/III shares for this purpose. Thus, the twelve month rolling performance period return on July 15, 2005 was based on the Fund's performance from July 15, 2004 through July 14, 2005. Each day the Fund's twelve month rolling performance period return will be re-estimated. For example, on July 16, 2005, the twelve month rolling performance period return was based on the Fund's performance from July 16, 2004 through July 15, 2005.

        At the end of the quarter (subperiod), i.e., July 1, 2005 to September 30, 2005, the twelve month average net assets will be computed by taking the sum of the assets over the last twelve month rolling period ending September 30, 2005. The twelve month average net assets as of this period will be multiplied by the performance fee rate and divided by the number of days in the quarter (subperiod).

     D. COMPUTATION OF ROLLING TWELVE MONTH PERFORMANCE FEE RATE AND PERFORMANCE COMPONENT OF THE FEE:

        Each business day, BISYS will calculate the difference between the rolling twelve month performance estimate of the Fund and the rolling twelve month performance estimate of the Fund's benchmark to determine whether the Fund would be entitled to a performance fee adjustment.

        The estimated adjustment rate will be accrued (either positive, negative or no adjustment) for each day using the estimated performance adjustment rate for that Fund as set forth in each Fund's respective investment advisory agreement(s) and prospectus. This rate will be applied to the Fund's then-current rolling twelve month average net assets to estimate the daily performance fee adjustment accrual for the Fund on that day. For example: If the rate adjustment is 10 basis points and the twelve month average net assets are $10,000,000, BISYS will accrue (.10 x 1/365 x $10,000,000) or $27.40 a day as the performance component of the fee.

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III. COMPUTATION OF BASE FEE RATE [RULE 205-2(C)(2)]:

     On each day within a quarterly subperiod, BISYS will accrue the estimated base advisory fee for each Fund using each Fund's respective advisory fee rate. The appropriate base fee rate will be multiplied by the previous day's net asset value to determine the amount of estimated fees to accrue for that day. On each successive day, the pervious day's net assets will be used to accrue the daily estimated base advisory fee. For example: If the base fee rate is 80 basis points and the previous days ending net assets are $20,000,000, BISYS will accrue (.80 x 1/365 x $20,000,000) or $438.36 in estimated base advisory fees for that day. At the end of each quarter, BISYS will compute the actual base advisory fee by multiplying the Fund's base advisory fee rate by the Fund's average net assets over that most recently completed quarterly subperiod.

IV. CALCULATION OF TOTAL ADVISORY FEE BY COMBINING THE BASE FEE AND PERFORMANCE FEE COMPONENTS:

     The estimated performance adjustment amount as determined above in the
     Section II. will be added to or subtracted from the amount of base fee as determined above in Section III. to determine the total advisory fee that must be accrued for that day. Based on the examples in Sections II. and III., above, BISYS would have accrued $465.76 for the sample day, which represents the total of the estimated performance fee for the day plus the estimated base advisory fee for the day.

V.   MONTH END "TRUE UP" OF QUARTERLY FEE:

     As soon as practicable after the end of each month (as soon as the actual benchmark return for each Fund is available) BISYS will recompute the accrual for that month using the actual month-end benchmark returns to determine whether the performance fee adjustment has been over- or under-accrued for that month.

VI.  ADJUSTMENTS TO ESTIMATED CALCULATIONS ABOVE:

     If, for example, during any month ("interim period") of a quarterly subperiod, the estimated calculations need to be adjusted, BISYS will adjust the Fund's accrual on the day that re-adjustment is computed. For example: If, on the last day before the end of a month during the quarterly subperiod, it is determined that no performance fee adjustment will likely be earned, the estimates accrued to that point will be reversed in their entirety on that day. Conversely, if at an interim period, the estimated calculations above did not result in the appropriate amount of performance fee adjustment (based on each daily comparison of the rolling twelve month

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     return of the Fund to the rolling twelve month return of its benchmark)
     BISYS will compute a revised fee performance fee estimate and accrual on that day. For example: if during the interim period the estimated calculations of the Fund's return have not resulted in accrual of an estimated fee adjustment, but when compared to the rolling twelve month benchmark return, a performance fee adjustment would now likely result, BISYS will immediately accrue for this updated estimated adjustment on that day. Thus, if the Fund's return fluctuates during the period such that on some days (based on the estimates) the adviser would be entitled to performance fee adjustment at the end of the current quarter, then this amount (the amount to be accrued to date in the quarter) will be adjusted on that day. Conversely, if and when it appears (based on the estimates) that the adviser will not be entitled to any performance fee adjustment at the end of the current quarter, the amount accrued to date will be reversed in its entirety.

VII. "TRUE-UP":

     1. If it is determined that, based on the estimated Fund benchmark returns, the adviser would be due a performance fee on any given day (based on the comparison of the daily, rolling twelve month benchmark return to that of the Fund), the performance fee adjustment (based on the rolling twelve months' average daily net assets) will be accrued in its entirety (measured from the beginning of the current quarter until the current day).

     2. Conversely, if it is determined based on the estimated returns of the Fund and its benchmark, that the Fund will not earn a performance fee (has underperformed the Fund's benchmark) on any given day, the performance fee adjustment (based on the rolling twelve months average daily net assets) would either:

               i. be reversed in its entirety (assuming the Fund had accrued for a performance fee during the period);

               ii. not accrue any performance fee if none was earned during the period;

               iii. accrue for a negative performance fee if it is determined that the Fund has underperformed the benchmark to date in the current quarter.

     3. BISYS will make a one day, true-up entry as soon as practical after each month end in each quarterly subperiod (upon receipt of the month-end benchmark return information).

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     4.   The base fee will be estimated and accrued daily based upon the prior night's closing net assets. At the end of the current quarterly subperiod, the sum of the daily net assets will equal the quarterly average net assets for computation of the base fee. The total fee (base fee plus performance payment or penalty amount) will be paid out as soon as practicable after the quarter end.